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     [LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP APPEARS HERE]



May 22, 1998

Office of EDGAR Policy
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Peak TrENDS Trust
     Form N-2/A
     Accession Number 950109-98-3426

The purpose of this letter is to request a change of form type for the above referenced Form N-2/A EDGAR filing.

Our filing agent, R.R. Donnelley & Son's, handled this filing. It was transmitted using Form Type N-2/A but should have been a POS 8C. Please update the Securities and Exchange Commission's EDGAR database to reflect this change.

If you need any further information regarding the circumstances of this filing, please contact me at (212) 735-2135.

Thank you for your prompt attention to this matter.

                                        Very truly yours,



                                        /s/ Lisa I. Bloomberg
                                        ---------------------
                                        Lisa I. Bloomberg